

GRIGSBY
FORENSICS & VALUATION

Charles Grigsby
CPA/ABV/CFF,CVA,ABAR,MAFF,CFE,CPCM,CM & AA,CITP, MS LS-Purdue

702.805.8469
702.612.5159
702.921.0625
grigsbyvaluation.com
grigsbyvaluation@gmail.com

8020 W. Sahara Ave # 205
Las Vegas, NV 89117

INDEPENDENT ACCOUNTANT'S COMPLIATON REPORT

Board of Directors
CLOUD COMPUTING SOLUTIONS GROUP, INC.
Las Vegas, Nevada

I have compiled the accompanying statements of assets, liabilities, and stockholder's equity of Cloud Computing Solutions Group, Inc. as of May 31, 2020, and the related statement of revenue, expenses and retained earnings, as well as the statement of cash flows for five month period then ended. I have not audited or reviewed the accompanying financial statements and, accordingly, do not express an opinion or provide any assurance about whether the financial statements are in accordance with the income tax basis of accounting.

Management is responsible for the preparation and fair presentation of the financial statements in accordance with the income tax basis of accounting, and for designing, implementing, and maintaining internal control relevant to the preparation and fair presentation of the financial statements.

Management has elected to omit substantially all the disclosures required by accounting principles generally accepted in the United States of America. If the omitted disclosures were included in the financial statements, they might influence the user's conclusions about the Company's financial position. Accordingly, the financial statements are not designed for those who are not informed about such matters.

My opinion is to conduct the compilation in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. The objective of a compilation is to assist management in presenting financial information in the form of financial statements without undertaking to obtain or provide any assurance that there are no material modifications that should be made to the financial statements.

Grigsby Forensics & Valuation

June25, 2020

CLOUD COMPUTING SOLUTIONS GROUP, INC.
BALANCE SHEET
MAY 31, 2020
(unaudited)

ASSETS

Current Assets;

Cash-in-Bank	$3,200	
Pre-paid Funding Fee	$3,000	
Total Current Assets		$6,200

TOTAL ASSETS		$6,200

STOCKHOLDERS' EQUITY

Common Stock, no-par value
30,000,000 shares authorized

1,500 shares issued	$0	
Paid-in-Capital	$6,200	
Retained Earnings	$0	$6,200

TOTAL STOCKHOLDERS' EQUITY		$6,200

NO ASSURANCE IS PROVIDED ON THESE FINANCIAL STATEMENTS

SUBSTANTIALLY ALL DISCLOSURES REQUIRED BY ACCOUNTING PRINCIPLES
GENERRALLY ACCEPTED IN THE UNITED STATES ARE NOT INCLUDED

GRIGSBY FORENSICS & VALUATION

CLOUD COMPUTING SOLUTIONS GROUP, INC.
STATEMENT OF INCOME AND RETAINED EARNINGS
FOR THE FIVE MONTHS ENDED MAY 31, 2020
(unaudited)

REVENUE	$0
EXPENSES	$0
NET INCOME	$0
RETAINED EARNINGS BEGINNING OF PERIOD	$0
RETAINED EARNINGS END OF PERIOD	$0

NO ASSURANCE IS PROVIDED ON THESE FINANCIAL STATEMENTS

SUBSTANTIALLY ALL DISCLOSURES REQUIRED BY ACCOUNTING PRINCIPLES
GENERRALLY ACCEPTED IN THE UNITED STATES ARE NOT INCLUDED

GRIGSBY FORENSICS & VALUATION

CLOUD COMPUTING SOLUTIONS GROUP, INC.
STATEMENT OF CHANGES IN CASH FLOWS
FOR THE FIVE MONTHS ENDED MAY 31, 2020
(unaudited)

NET INCOME FOR PERIOD	$0	
CHANGES IN COMPONENTS OF WORKING CAPITAL		
(INCREASE) IN PRE-PAID FUNDING FEE	-$3,000	
TOTAL (INCREASE) IN COMPONENTS OF WORKING CAPITAL		-$3,000
CASH FLOW PROVIDED BY FINANCING ACTIVITIES		
INCREASE IN PAID IN CAPITAL	$6,200	
TOTAL CASH PROVIDED BY FINANCING ACTIVITIES		$6,200
INCREASE IN CASH		$3,200
CASH- BEGINNING OF PERIOD		$0
CASH-END OF PERIOD		$3,200

NO ASSURANCE IS PROVIDED ON THESE FINANCIAL STATEMENTS

SUBSTANTIALLY ALL DISCLOSURES REQUIRED BY ACCOUNTING PRINCIPLES
GENERRALLY ACCEPTED IN THE UNITED STATES ARE NOT INCLUDED

GRIGSBY FORENSICS & VALUATION